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                                   Exhibit 20

                              Press Release issued
                                 on May 31, 1996
                          with respect to the Agreement
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                              For Immediate Release

                        For Further Information, Contact:

                      At Peoples Heritage Financial Group:
                 Brian Arsenault, AVP, Corporate Communications
                                 (207) 761-8517

                               At Family Bancorp:
             David D. Hindle, President and Chief Executive Officer
                                 (508) 374-1911

                   Peoples Heritage to Acquire Family Bancorp

         Portland, Maine and Haverhill, Massachusetts; May 31, 1996. Peoples Heritage Financial Group, Inc. (NASDAQ: PHBK) and Family Bancorp (NASDAQ: FMLY) today announced a definitive agreement under which Peoples Heritage will acquire Family.

         The acquisition will result in Peoples Heritage becoming a $5.1 billion bank and financial services holding company by adding Family's 17 banking offices in the Merrimack Valley area of Greater Haverhill and Greater Lowell, Massachusetts and six banking offices in southern New Hampshire to Peoples Heritage's existing statewide franchises in Maine and New Hampshire. Family Bancorp conducts business through Family Bank, a federally-chartered savings bank which will continue to conduct business under the Family name. The acquisition is anticipated to be completed by year-end 1996.

         The transaction is structured as a tax-free exchange of 1.26 shares of Peoples Heritage common stock for each share of Family common stock. Based on a 20 trading day average per share closing price of the Peoples Heritage common stock on May 30, 1996 of $20.32, the transaction would be valued at $113.2 million and Family shareholders would receive $25.60 in Peoples Heritage common stock for each share of Family common stock. This price equates to a price to fully-diluted book value ratio of 1.64 (primary book value ratio of 1.52) at March 31, 1996, a price to fully-diluted tangible book value ratio of 1.79 (primary tangible book value ratio of 1.66) at the same date, and a price equal to 13.1 times trailing 12-month earnings.

         The transaction will be accounted for under the purchase method of accounting and, subject to market conditions, Peoples Heritage intends to repurchase on the open market approximately half, or about 2.6 million shares, of the shares to be issued in the acquisition.
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         William J. Ryan, Chairman, President and Chief Executive Officer of
Peoples Heritage, said: "The acquisition of Family will provide Peoples Heritage with a strong presence in the important, growing markets in northeastern Massachusetts, as well as enhance our existing statewide New Hampshire franchise. We view this acquisition as an effective means of managing our capital in order to increase earnings per share and return on equity."

         David D. Hindle, President and Chief Executive Officer of Family, stated: "By affiliating with a highly profitable and strongly capitalized institution such as Peoples Heritage, Family Bank will be able to offer a greater range of products and services to our customers while maintaining our community banking orientation."

         The agreement is subject to approval by shareholder votes of both companies and regulatory authorities. As part of the agreement, Family provided Peoples Heritage an option to purchase approximately 19.9% of its outstanding common stock under certain circumstances and Peoples Heritage provided Family an option to purchase approximately 6% of its outstanding common stock under certain circumstances.

         Peoples Heritage is a $4.3 billion multi-bank and financial services holding company with headquarters in Portland, Maine. The Company's Maine bank, Peoples Heritage Bank, operates 62 banking centers throughout the state. In New Hampshire, Peoples Heritage is combining the Bank of New Hampshire and The First National Bank of Portsmouth in late June to operate a 45-branch network throughout New Hampshire. Peoples Heritage also operates a mortgage services company, Peoples Heritage Mortgage Corporation, Inc., a financial planning company, Heritage Investment Planning Group, Inc., and a leasing subsidiary, Peoples Heritage Leasing Corporation.

         Family is an $887 million savings and loan holding company which operates Family Bank. Family Bank became a federally-chartered savings bank in 1995 when Family combined its two formerly state-chartered savings banks to allow its customers to bank at its offices in either Massachusetts or New Hampshire.

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